SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF

DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934.

Commission File Number 1-31554

WMC Resources Ltd

(Exact name of registrant as specified in its charter)

Level 16, IBM Centre, 60 City Road, Southbank, Victoria 3006, Australia, 011-61-3-9685-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, no par value, of WMC Resources Ltd

and American Depository Shares,

each representing 4 fully paid Ordinary Shares of WMC Resources Ltd and evidenced by American Depository Receipts

Guarantee of 5.125% Guaranteed Notes due 2013 of WMC Finance (USA) Limited (“Guarantee of 2013 Notes”)

Guarantee of 6.250% Guaranteed Notes due 2033 of WMC Finance (USA) Limited (“Guarantee of 2033 Notes”)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☒	Rule 12h-3(b)(1)(i) ☒
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date: Each of the American Depository Shares and American Depository Receipts have been cancelled and there is one holder of the Ordinary Shares. There are 32 holders of the Guarantee of 2013 Notes and there are 13 holders of the Guarantee of 2033 Notes.

Pursuant to the requirements of the Securities Exchange Act of 1934, WMC Resources Ltd has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 9, 2005	By:	/S/ ROSS EDWIN MALLETT
	Name:	Ross Edwin Mallett
	Title:	Company Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall by typed or printed under the signature.